Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

OneConnect Financial Technology Co., Ltd.

壹账通金融科技有限公司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 6638)

(NYSE Stock Ticker: OCFT)

CHANGE OF CHAIRMAN OF THE BOARD

The board (the “Board”) of directors (the “Directors”) of OneConnect Financial Technology Co., Ltd. (the “Company”, together with its subsidiaries, the “Group”) announces that, due to family reasons, with effect from August 17, 2022:

(i)	Dr. Wangchun Ye (“Dr. Ye”), an executive Director and chairman of the Board (the “Chairman”), has ceased to be the Chairman; and

(ii)	Mr. Chongfeng Shen (“Mr. Shen”), an executive Director and chief executive officer of the Company (the “Chief Executive Officer”), has been appointed as the Chairman.

Dr. Ye has confirmed that he has no disagreement with the Board and there are no matters relating to his cessation as the Chairman that need to be brought to the attention of the shareholders of the Company (the “Shareholders”) or The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”). Dr. Ye will continue to be an executive Director.

Dr. Wangchun Ye has more than 40 years of experience in finance, working at Ping An Bank, Huaxia Bank, Industrial Commercial Bank of China and People’s Bank of China successively. Dr. Ye joined the Company in December 2015 as one of core leaders of the founding members of the Company. As the Chairman and chief executive officer, Dr. Ye led the Company to incubate our model, develop our products and expand our market and helped the Company establish a unique business model of “technology + business”, allowing the Company to become a leading business technology service provider in financial services sector in China. Under the leadership of Dr. Ye, the Company completed the its Series A financing in the third year after its establishment, embracing the first stage of our rapid development and was listed on New York Stock Exchange in the fourth year. Dr. Ye enabled the Company to make continuous breakthroughs and innovation, and Company implemented strategic upgrade in the sixth year which allowed us to enter into our second stage of customer deepening, and achieved dual primary listing on the Main Board of Hong Kong Stock Exchange in the seventh year.

The Board would like to express its sincere gratitude to Dr. Ye for his tenacious pioneering spirit, unique business insight, awareness of innovation, emphasis and focus on talent development, and persistent pursuit of excellence. These qualities have been integrated into the culture of the Company, laying a solid foundation for the second-stage strategic upgrade and the long-term development of the Company.

Dr. Ye said, “The innovation and entrepreneurship experience at OneConnect is the most valuable chapter in my career. As an established individual in the finance industry, I am honored to be able to combine years of experience in the financial field with leading technologies to empower the industry and benefit the society. OneConnect is a vibrant technology company with unique differentiated advantages, actively fulfilling the philosophy of ‘Technology Creates Value through Expertise’. I believe that under the leadership of Mr. Chongfeng Shen, the Company will be able to successfully complete the second stage of upgrade and transformation to achieve greater development.”

Mr. Chongfeng Shen (沈崇鋒), aged 52, joined the Group in October 2021 and is the Chief Executive Officer and an executive Director, mainly responsible for the Group’s day-to-day management.

Prior to joining the Group, Mr. Shen worked at Kingdee Software (China) Co., Ltd. (“Kingdee China”) from November 1998 to October 2021, where he successively served as a department manager of Shenzhen Branch, the general manager of Dongguan Branch, the general manager of Shenzhen Branch, the general manager of South China, and a senior vice president, the president and the rotating president of Kingdee China. Mr. Shen has rich experience in business management. Before joining Kingdee China, Mr. Shen was a lecturer at Changchun University of Science and Technology, China (now known as Jilin University).

Mr. Shen received his bachelor’s degree in engineering from Changchun College of Geology, China (now known as Jilin University) in July 1992 and his master’s degree in engineering from Changchun University of Science and Technology, China (now known as Jilin University) in July 1996.

The Board believes that Mr. Shen, with more than 20 years of successful experience in the field of SaaS software, is suitable for the second-stage of customer deepening of the Company, and is the most ideal candidate to lead the upgrade and transformation of the Company.

Mr. Shen has entered into a service contract with the Company under which he agreed to act as an executive Director for an initial term of three years since July 4, 2022, which may be terminated by not less than three months’ notice in writing served by either him or the Company. The appointment of the executive Director is subject to the provisions of retirement and rotation under the articles of association of the Company (as amended from time to time) and the Listing Rules. The Company does not pay Mr. Shen any director’s service fees in respect of the performance of his duties as an executive Director.

As of the date of this announcement, pursuant to the stock incentive plan adopted by the Company in November 2017 (as amended from time to time), Mr. Shen has been granted 2,320,000 performance unit shares, subject to the conditions (including vesting conditions) of such award, the underlying shares of which represent approximately 0.20% of the total issued shares of the Company.

Saved as disclosed herein and as of the date of this announcement, Mr. Shen does not (i) have any relationship with any Directors, senior management or substantial or controlling shareholders of the Company; (ii) have any other interest in the securities of the Company within the meaning of Part XV of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong); and (iii) hold any other position with the Company and any of its subsidiaries. Save as disclosed in this announcement, Mr. Shen does not hold any other directorships in any listed companies in Hong Kong or overseas in the last three years.

Save as disclosed above, the Board is not aware of any other matters in relation to his new appointment as the Chairman that need to be brought to the attention of the Shareholders or any information that need to be disclosed pursuant to the requirements of Rule 13.51(2)(h) to (v) of the Listing Rules.

It is noted that pursuant to code provision C.2.1 of the Corporate Governance Code as contained in Appendix 14 of the Listing Rules (the “Corporate Governance Code”), the roles of chairman and chief executive should be separate and should not be performed by the same individual. Accordingly, the appointment of Mr. Shen as the Chairman deviates from code provision C.2.1 of the Corporate Governance Code. The Board however believes that it is in the interests of the Company to vest the roles of both the chairman and the chief executive officer in the same person, so as to provide consistent leadership within the Group and facilitate the prompt execution of the Group’s business strategies and boost operation effectiveness. The Board also believes that the balance of power and authority under this arrangement will not be impaired, as all major decisions must be made in consultation with the Board as a whole, together with its relevant committees, which comprise experienced individuals and four independent non-executive Directors who are in the position to provide independent insights to the Board and monitor the management and operation of the Company. To ensure proper governance and execution at management level, the Company also has in place various management committees who make management decisions collectively. The Board will periodically review and consider the effectiveness of this arrangement by taking into account the circumstances of the Group as a whole.

The Board would like to express its gratitude and appreciation to Dr. Ye for his contribution to the Company during his term of office as the Chairman and would like to congratulate Mr. Shen for his new appointment as the Chairman.

By Order of the Board
OneConnect Financial Technology Co., Ltd.
Mr. Chongfeng Shen
Executive Director and Chairman of the Board

Hong Kong, August 17, 2022

As at the date of this announcement, the board of directors of the Company comprises Mr. Chongfeng Shen, Dr. Wangchun Ye, and Ms. Rong Chen as the executive directors, Ms. Sin Yin Tan, Mr. Wenwei Dou, Mr. Min Zhu and Ms. Wenjun Wang as the non-executive directors and Dr. Yaolin Zhang, Mr. Tianruo Pu, Mr. Wing Kin Anthony Chow and Mr. Koon Wing Ernest Ip as the independent non-executive directors.

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